Exhibit 1.4

Sublicense Agreement, dated as of April 14, 2006, by and between Xethanol Corporation and H2Diesel, Inc.

SUBLICENSE AGREEMENT

This Sublicense Agreement (the "Agreement") is made by and between H2Diesel, Inc., a Delaware corporation (hereinafter "Sublicensor") and Xethanol, Inc., a Delaware corporation (hereinafter "Sublicensee"), as of this 14th day of April, 2006 (the “Effective Date”). Sublicensor and Sublicensee individually and collectively are hereinafter referred to as "Party" or "Parties," as the case may be.

WHEREAS an inventor (“Licensor”) and Sublicensor entered into an Exclusive License Agreement (hereinafter the "Exclusive License Agreement") for certain intellectual property rights, including without limitation Patent Rights (as defined below) to a certain chemical additive for use in making bio-fuel for internal combustion engines (the “Additive”), including to all related formulas, technical specifications, Know-How (as defined below) and other related proprietary information;

WHEREAS, pursuant to and in accordance with the Exclusive License Agreement, Sublicensor desires to sublicense certain of its rights under the Exclusive License Agreement to Sublicensee in the Territory (as defined below) on the terms and conditions set forth herein.

  NOW, THEREFORE, in consideration of the mutual covenants and terms expressed herein, Parties hereby agree, covenant, and undertake as follows:

1. DEFINITIONS. The following terms as used in this Agreement shall have the meanings set forth below:

  "Patent Rights" as used in this Agreements, shall mean (i) all claims of patent applications and issued and non-issued patents that relate to the Additive, which are now owned by Sublicensor or Licensor in the United States and in foreign countries; (ii) all claims of such patent applications and issued patents that relate to the Additive or the Know-How hereafter filed or issued to which Sublicensor may acquire rights during the term of this Agreement.

"Know-How" as used in this Agreement shall mean all information, including without limitation trade secrets, whether or not patentable, relating to, used in, or useful in connection with, the Additive, or any methods or devices which are claimed to result in and be useful in connection with the production of a Product (as defined below) for internal combustion engines using the Additive.

"Product" shall mean any fuel, article, composition, apparatus, substance, chemical, material, method or services which is made, used, distributed or sold which: (i) is covered in whole or in part by one or more pending or unexpired claims in the Patent Rights; (ii) is manufactured using a method or process which is covered in whole or in part by one or more pending or unexpired claims contained in the Patent Rights and/or which utilizes the Know-How; or (iii) the use of which is covered in whole or in part by one or more pending or unexpired claims contained in the Patent Rights. For purposes of this definition, a Product is covered by a pending or unexpired claim in the Patent Rights if in the course of manufacture, use, distribution or sale, it would, in the absence of this Agreement, infringe one or more claims of a patent which has not been held invalid by a court from which no appeal can be taken.

  "License" shall mean the license granted in Section 2 hereof.

“Territory” shall mean the geographic areas defined in Annex A.

“Gallon” shall mean a liquid unit equal to 4 quarts or 3.785 liters.

2. GRANT OF SUBLICENSE

2.1  Subject to the terms and conditions of this Agreement, Sublicensor hereby grants to Sublicensee a non-transferable, non-exclusive license, with no right to grant sublicenses, under the Patent Rights and under the Know-How to make, have made, use, sell or otherwise dispose of, or deal in, any Product in the Territory.

2.2 Sublicensee shall be jointly and severally obligated and liable to Licensor for all of the obligations of Sublicensor under the Exclusive License Agreement, to the extent that such obligations arise from or relate to the exercise by Sublicensee of the rights granted to it in this Agreement; provided, however that the amount of any obligation in respect of payments due under the Exclusive License Agreement shall be reduced by any amounts payable to Sublicensor by Sublicensee in respect of its royalty obligations actually paid by Sublicensee under this Agreement.

3. ROYALTIES

3.1 In consideration of the grant of License hereunder, Sublicensee agrees to pay to Sublicensor a royalty of ten U.S. cents ($0.10) per Gallon of Product sold by Sublicensee, its agents, affiliates, and subsidiaries (the “Royalties”).

3.2 In the first fifteen (15) months from the Effective Date of this Agreement, Sublicensee must sell at least twenty million (20,000,000) Gallons of Products (the “Initial Mandatory Minimum Sales”). In each subsequent twelve (12) month period during the Term or any Renewal Term of this Agreement, Sublicensee must sell at least ten million (10,000,000) Gallons of Products (the “Follow-On Mandatory Minimum Sales”). Sublicensee’s failure to achieve the Initial Mandatory Minimum Sales or the Follow-On Mandatory Minimum Sales shall be cause for termination pursuant to Section 9.2, unless Sublicensee shall pay the difference between the amount actually due for such period under this Agreement for such period and the amount that would have been due had Sublicensee sold the minimum amounts set forth above during that period, within the time provided herein for payment of Royalties for such period (the “Cure Right”). Sublicensee’s obligation to pay Royalties on the Initial Mandatory Minimum Sales is irrevocable, whether or not Sublicensee actually achieves such Initial Mandatory Minimum Sales.

3.3 All Royalties shall be paid by Sublicensee to Sublicensor on a quarterly basis within thirty (30) days after the end of each calendar quarter in which such Royalties are accrued. Each such payment shall be accompanied by an accounting statement, which shall include:

(i) the quantity and class of Products sold; and

(ii) the total of all Royalties payable to Sublicensor.

3.4 Sublicensee shall keep proper books of account showing sales of Products. Sublicensor's designated auditing firm shall have access to the books and records of Sublicensee at all reasonable times to independently determine the amount of Royalties payable hereunder, but for no other purpose. All information obtained by Sublicensor and its auditing firm shall be kept strictly confidential by Sublicensor and its auditing firm.

4. RETENTION OF RIGHTS. Notwithstanding any other provisions herein, Licensor, Sublicensor and Sublicensor's other sublicensees will have the absolute, nontransferable right to use the technology covered by the Patent Rights and Know-How and all improvements thereof, for conducting research and for any other purposes permitted pursuant to the Exclusive License Agreement or any valid sublicense agreements.

5. PATENT PROSECUTION. Sublicensor, and not Sublicensee, shall be responsible for prosecuting all United States patent applications, and foreign patent applications in such foreign jurisdictions as Sublicensor chooses, included within the Patent Rights, and for taking action at its discretion as shall perfect or effect its title to the Patent Rights. If Sublicensor shall elect not to take any action to perfect, effect or maintain any Patent Right, it shall give Sublicensee prompt (and in any event not less that thirty days prior to the last date on which such action may be taken) notice of its election not to do so, and Sublicensee may take such action, at its own expense. Sublicensor shall cooperate with Sublicensee in all respects as Sublicensee may reasonably request in connection with the taking of any such action .

6. PATENT INFRINGEMENT. Sublicensee shall promptly notify Sublicensor of all claims, allegations and notifications of infringement of third party patents. Sublicensor shall have no obligation or liability in the event that legal action is brought against Sublicensee for patent infringement. Such obligation and liability shall be borne by Sublicensee. Sublicensee may choose legal counsel and defend the patent infringement lawsuit.

7. PATENT MARKING. Sublicensee shall use reasonable efforts to place all appropriate patent and other intellectual property notices, markings and indicia on product and marketing literature for any Products as needed to protect the patent and other intellectual property rights of Sublicensor and right for damages for infringement thereof.

8. TERM OF THE AGREEMENT. The Term of this Agreement shall be three (3) years commencing on the effective date of this Agreement (the "Term"), unless earlier terminated pursuant to Section 9. The Term shall automatically renew for additional one (1) year periods ("Renewal Term") provided neither Party is in default under this Agreement and neither Party has given notice of termination in accordance with Section 9.

9. TERMINATION

  9.1 Sublicensee may terminate this Agreement at any time, for any reason, by providing Sublicensor not less than thirty (30) days prior written notice thereof.

  9.2 Sublicensor may terminate this Agreement on thirty (30) days written notice upon the occurrence of any of the following:

(i) A default in the payment of Mandatory Minimum Royalties or any Royalties when due and payable, or a failure to submit to Sublicensor when due a true and complete accounting statement pursuant to Section 3.2 of this Agreement, which default or failure continues for a period of at least thirty (30) days after Sublicensor has given to Sublicensee written notice of such default or failure.

(ii) Subject to Sublicensee’s Cure Right contained in Section 3.2, Sublicensee’s failure to achieve the Initial Mandatory Minimum Sales or the Follow-On Mandatory Minimum Sales pursuant to Section 3.2.

(iii) A material breach of any other obligation of Sublicensee under this Agreement, which breach shall not have been cured within thirty (30) days after Sublicensor has given to Sublicensee written notice of such breach, in which notice Sublicensor shall have specified in reasonable detail the nature of such breach. For purposes of determining materiality, and provided the nature of the breach may be measured in monetary terms, a breach shall be deemed "material" if such breach results in a loss of Royalties exceeding $50,000.

10. REMEDIES. Sublicensee acknowledges and agrees that any violation of this Agreement by Sublicensee would result in irreparable harm to Sublicensor. Accordingly, Sublicensee consents and agrees that, if Sublicensee violates any of the provisions of this Agreement, Sublicensor shall be entitled, in addition to other remedies available to it, to an injunction to be issued by any court of competent jurisdiction restraining Sublicensee from committing or continuing any violation of this Agreement, without the need for posting any bond or any other undertaking.

11. NOTICES, REPORTS AND PAYMENTS. Any notice, report or payment permitted or required under this Agreement shall be in writing, and shall be sent or delivered to the receiving party at the address set forth below or at such address as either Party may from time to time designate in writing.

If Sublicensor to: H2Diesel, Inc.	If to Sublicensee: Xethanol, Inc.
17698 Foxborough Lane	1185 Avenue of the Americas, 20th Floor
Boca Raton, Florida 33496	New York, New York 10036
Attention: Len Rosen, CEO	Attention:Christopher d'Arnaud-Taylor, CEO
Telephone: (561) 702-5432	Telephone: (646) 723-4000
Facsimile: (212) 805-9425	Facsimile: (212) 656-1129

12. SEVERABILITY.  If any provision of this Agreement is held invalid under any law applicable to the Parties, Licensor, other sublicensees and/or assignees, that provision shall be considered severable and its invalidity shall not affect the remainder of this Agreement, which shall continue in full force and effect.

13. CONTROLLING LAW, JURISDICTION AND VENUE.

13.1 In the event of a dispute between the parties arising out of, or relating to this Agreement, its interpretation or performance hereunder, the parties shall exert their commercially reasonable efforts to resolve the dispute amicably through negotiations.

13.2 The validity, construction, and interpretation of this Agreement and all purchase orders issued hereunder shall be solely and exclusively governed by and construed in accordance with the laws of the State of New York, USA, excluding any otherwise applicable rules of conflict of laws.

13.3 The courts of the state of New York shall have sole and exclusive jurisdiction over the parties and subject matter of this Agreement. For implementation of this Agreement and all its consequences, each party waives such of its rights and privileges under any other law or legal system, such as the law of the place of performance, as is necessary to give effect to the term and conditions hereof. Each party hereby expressly consents to personal jurisdiction in New York, and expressly waives any right to object to such personal jurisdiction, or the convenience of such forum.

14. NEGATION OF WARRANTIES

14.1 Nothing in this Agreement shall be construed as:

(i) a warranty or representation by Sublicensor as to the validity or scope of any of the Patent Rights; or

(ii) a warranty or representation that any Products made, used, sold or otherwise disposed of under any license granted in this Agreement is or will be free from infringement of patents of third parties; or

(iii) an obligation to bring or prosecute actions or suits against third parties for infringement; or

(iv) conferring the rights to use in advertising, publicity or otherwise any trademark, trade name, or names or any contraction, abbreviation, simulation or adoption thereof, of Licensor or Sublicensor; or

(v) any obligation to furnish any know-how not provided by Licensor to Sublicensor.

14.2 SUBLICENSOR MAKES NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, NOR DOES SUBLICENSOR REPRESENT THAT THE RIGHTS GRANTED HEREUNDER WILL RESULT IN PRODUCTS THAT ARE COMMERCIALLY VIABLE.

14.3  Sublicensee further agrees that it will nor rely upon technical information provided by Sublicensor in developing and manufacturing any Products hereunder, but will independently test, analyze and evaluate all Products prior to manufacture and distribution of such Products.

15. INDEMNITY

15.1 Sublicensee shall defend, indemnify and hold harmless Sublicensor and each of their partners, employees and agents, and their respective successors, heirs and assigns (the "Indemnitees"), against all liabilities, demands, losses, costs, and expenses (including, without limitation, attorneys' fees) incurred by or imposed upon the Indemnitees or any one of them in connection with any claims, suits, actions, demands or judgments arising out of any theory of liability (including but not limited to, actions in the form of tort, warranty, or strict liability) for death, personal injury, illness, or property damage arising from Sublicensee's use, sale, or other disposition of any Products, or exercise of any of rights under the License; provided, however, that Sublicensee shall not be obligated to indemnify or hold harmless Sublicensor for any claim based upon the infringement by the Products of any patent or other intellectual property right of a third party.

15.2 Sublicensee agrees, at its own expense, to provide attorneys reasonably acceptable to Sublicensor and Licensor to defend against any actions brought or filed against any party indemnified hereunder with respect to the subject of indemnity contained herein, whether or not such actions are rightfully brought.

16. NON-TRANSFERABILITY

16.1 This Agreement shall not be transferable by Sublicensee by any transaction, including without limitation sale, merger, or other transfer of assets by Sublicensee, without the express written consent of Sublicensor.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

H2Diesel, Inc.

By: /s/ Lee Rosen
Lee Rosen, CEO

Xethanol, Inc.
By: /s/ Christopher d’Arnaud-Taylor
Christopher d'Arnaud-Taylor, CEO

Annex A

The Territory

U.S. states of Maine, Vermont, New Hampshire, Massachusetts, Connecticut, Rhode Island, New York, Pennsylvania, Delaware, New Jersey, Virginia, West Virginia, North Carolina, South Carolina, Georgia, Florida, and other areas that may be added by written agreement of the parties.